BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

RECEIVED
2005 NOV 15 P 4:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012569

SUPPL

November 2, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

PROCESSED
NOV 16 2005
THOMSON
FINANCIAL

BOMBARDIER AEROSPACE

- *Montréal, September 7,* – Organizational Change at Bombardier Aerospace
- *Montréal, September 23, 2005* – Bombardier Announces the Closing of a Regional Aircraft Financing Structure
- *Toronto, October 11, 2005* - Bombardier Concludes 22 Aircraft Deal with SkyWest
- *Toronto, October 19, 2005* – Horizon Air Signs for 12 Bombardier Q400 Airliners
- *Montréal, October 21, 2005* – Bombardier *CSeries:* Project Evaluation Continues
- *Querétaro, Mexico, October 26, 2005* – Bombardier Aerospace Establishes Manufacturing Capability in Querétaro, Mexico

dlw 11/16

BOMBARDIER

Organizational Change At Bombardier Aerospace

Montréal, September 07, 2005

Bombardier Aerospace announced today that Peter Edwards is stepping down as President, Bombardier Business Aircraft. Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace will head Bombardier's Business Aircraft unit until a new president is appointed. This change is effective immediately.

"I wish to thank Peter for his substantial contribution to the growth of Bombardier Aerospace's business jet segment and to the building of the industry's most comprehensive line-up of innovative business aircraft," said Pierre Beaudoin. "Throughout his 10-year career at Bombardier, Peter has always shown a sustained commitment to the success of Bombardier Business Aircraft."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Bombardier
Senior Vice President, Public Affairs
+1 514 855-7972

www.bombardier.com

BOMBARDIER

Bombardier Concludes 22 Aircraft Deal with SkyWest

Toronto, October 11, 2005

Represents conversion of 18 existing CRJ200 orders plus four additional firm orders.

Bombardier Aerospace announced today that SkyWest Inc. of St. George, Utah has concluded a purchase agreement for 22 *Bombardier CRJ700* regional jets for its Delta Connection operation. The transaction includes conversion rights to other *Bombardier CRJ* aircraft. In addition, the 80 options for *CRJ700* aircraft previously announced were reaffirmed as part of this agreement.

The revised contract is valued at approximately $798 million US. If all options are exercised, the entire order could be worth $ 3.7 billion US.

This transaction converts the 18 Delta Air Lines CRJ200 aircraft on backlog assumed by SkyWest as part of their recent acquisition of Atlantic Southeast Airlines (ASA) and includes four incremental orders. SkyWest also retains 15 *CRJ700* firm orders on Bombardier's backlog from a previous transaction.

"With our recent purchase of Atlantic Southeast Airlines, we agreed to add 22 regional jets to the Delta Connection route network," said Jerry Atkin, Chairman, President and Chief Executive Officer, SkyWest Inc. "The *CRJ700* continues to meet our growth requirements because of the benefit of commonality with existing *CRJ* fleets at SkyWest Airlines and Atlantic Southeast Airlines."

"We are very proud of our long partnership with SkyWest," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We appreciate this endorsement of the *CRJ* Series and the *CRJ700* as the regional jet of choice for both SkyWest and Delta Connection in order to meet their future system and market requirements. The *CRJ700* aircraft's low operating costs represent a real benefit to operators in today's challenging market."

The current combined fleets of SkyWest Inc. owned airlines include 229 *CRJ200* and 72 *CRJ700* aircraft.

The *Bombardier CRJ* Series firm order book now stands at 1,440 with 1,294 delivered as of August 31, 2005.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Q400 and *CRJ700* are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
Images of Horizon Air *Q400* aircraft will be available in our Web site multimedia library at: www.aero.bombardier.com/htmen/F15.jsp

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER *CSERIES*: PROJECT EVALUATION CONTINUES

Montréal, Oct. 21, 2005 – Today, Bombardier's Board of Directors received a *CSeries* project review from Bombardier Aerospace. The review included a market update, a report on customer and supplier discussions as well as the status of the overall business plan.

The *CSeries* project evaluation continues. The project will again be reviewed at the next Board update scheduled for late November.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+514-861-9481

www.bombardier.com

In keeping with its long-term commitment, Bombardier Aerospace will build its Querétaro facility so that it has the capability, in the future, for final aircraft assembly as new markets emerge. The implementation of this capability will be carried out in parallel to the Mexican Federal Government's establishment of the essential pillars to develop a substantive aerospace industry. These pillars include the harmonization of Mexican aviation regulations with the international community, adequate aerospace education systems and suitable government programs catering to the support of aerospace research and development, among others.

Querétaro, situated North of Mexico City, offers quality industrial and educational infrastructures, a skilled population and dynamic economic development policies. Its modern airport will provide Bombardier Aerospace, its suppliers and other future members of the new Mexican aerospace cluster the best potential for growth and synergies. In parallel to the establishment of its new facility, Bombardier Aerospace also plans to develop a local supplier base in support of its Mexican operations and its other facilities.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Bombardier Aerospace
(514) 855-7972

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AEROSPACE WILL TEMPORARILY SUSPEND PRODUCTION OF ITS 50-PASSENGER *CRJ200* REGIONAL JET

Total number of Bombardier aircraft deliveries for this fiscal year 2005/06 will remain, as planned, approximately the same as last fiscal year.

Production of the *Challenger 850* business aircraft, derived from the *CRJ200* platform, is not affected.

Montréal, October 28 2005 – Bombardier announced today that, as of mid-January 2006, it will temporarily suspend the production of its *CRJ200* aircraft to realign its production to the current market outlook for 50-seat regional jets. Production of the *Challenger 850* business aircraft, the corporate variant of the *CRJ200*, will continue on the existing assembly line.

Bombardier will also resume production of its world-renowned *Bombardier 415* amphibious firefighting aircraft to meet expected demand in the coming years.

The impact on the level of employment from the temporary suspension of the *CRJ200* production will result in the implementation of the remaining 660 of the 1,135 layoffs announced last August. These layoffs will take place at Bombardier's Montréal-area and Belfast facilities, starting in November 2005.

The total number of layoffs is mitigated by the new production of *Bombardier 415* and the positive effect of increased Bombardier business aircraft deliveries. The total number of Bombardier aircraft deliveries for this fiscal year 2005/06 will remain, as planned, approximately the same as last fiscal year.

"In the last 13 years, the *CRJ200* aircraft's success has been a great asset for Bombardier. However, the combination of increased passenger traffic, lower yields and more relaxed pilot scope clauses are driving regional airlines toward larger capacity aircraft. With our well-established customer base and regional aircraft such as the *CRJ700/CRJ900* jets and *Q400* turboprops offering outstanding economics, we are ready to capitalize on these market trends. We must, however, continue to manage our production schedule to remain competitive and achieve our goal of increased profitability. This means making difficult but necessary decisions," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace.

"We continue to profit from a strong business aircraft market with our leading line up of innovative business jets. This fiscal year, in the second quarter alone, deliveries of Bombardier business jets increased by 41 per cent and net orders by 63 per cent over the same period last year," added Mr. Beaudoin.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Bombardier
(514) 855-7972

www.bombardier.com

BOMBARDIER

ÖBB Expands Its Bombardier Talent Train Fleet With 60 New Trains Valued At 237 Million Euros

Montréal, August 05, 2005

Bombardier Transportation and its consortium partner Elin EBG Traction have received an order from the Austrian Federal Railways (ÖBB) for 60 additional four-car *Bombardier Talent* electric multiple units (EMUs) to be used on regional and commuter services across Austria. The contract will allow ÖBB to expand its fleet of *Bombardier Talent* trains to 171 trains. ÖBB ordered its first 51 *Talent* multiple units from Bombardier in 2001. An initial option for 60 *Talent* trains was exercised in 2003. This new order is valued at approximately 237 million euros ($ 293 Million US), with Bombardier's share amounting to approximately 180 million euros ($ 223 Million US). The 60 new trains, which should go into service between January 2007 and mid-2008, are earmarked for use on the S-Bahn in Vienna and as regional trains throughout Austria.

"Following the success of the diesel version, which has developed into a veritable classic with orders for a total of almost 270 units from eleven customers in four countries, the electric version of the *Talent* has a great future ahead of it," explained Olof Persson, President, Mainline and Metros, Bombardier Transportation. He added: "The vehicles of the *Bombardier Talent* family meet the high demands of our daily customers all over the world, and are a key element of innovative regional and commuter services concepts."

"Commencing in 2008, the Austrian Federal Railways will have a fleet of 171 *Talent* electric trains at its disposal. We are delighted that, in choosing the *Talent* from Bombardier, ÖBB has decided in favour of an extremely reliable and economical vehicle that is also an eye-catcher with its modern design," said Walter Grawenhoff, Chief Country Representative Austria, Bombardier Transportation.

The four-car trainsets designated for ÖBB will be delivered both as a single system version designed for 15 kV AC and as a dual system version for 15kV AC and 25 kV AC power supplies. With its stepless entry points for a 590 mm platform height, six bi-parting sliding plug doors on each side of the train and an interior designed to offer passengers a clear view through the entire train, the *Talent* has ideal credentials for rapid regional and commuter services. Passenger areas and toilet facilities designed for wheelchair accessibility are standard features, just like the modern passenger information and emergency communications system.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto astock exchanges (BBD). News and information are available at www.bombardier.com.

Click here for photo

For information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Émilie Potvin (North America)
+ 1 450 441 8130

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

BOMBARDIER

Bombardier and the China Ministry of Railways Extend Cooperation One Step Further

Ottawa, September 09, 2005

Bombardier and the China Ministry of Railways (MOR) today signed a cooperation agreement in Ottawa, following the framework agreement signed on June 27 between the Corporation and the MOR.

"This cooperation agreement represents one more step in the long-term strategic partnership between Bombardier and the MOR," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc., after signing the agreement with Chinese Minister of Railways Liu Zhijun, at a ceremony in presence of People's Republic of China President Hu Jintao and Canadian Prime Minister Paul Martin.

The framework agreement signed on June 27 referred to the MOR's intention to purchase, whereas the cooperation agreement signed today stated that the MOR commits to purchase additional high-speed electrical multiple unit trainsets (EMUs) from Bombardier and its joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), thereby extending cooperation one step further. The cooperation agreement confirms that the Corporation and the MOR will jointly establish a maintenance center for 200 km/h EMUs with a 250-trainset maintenance capacity.

In addition, Bombardier and the MOR will collaborate to develop a new type of high-speed EMU trainset, not covered by the framework agreement signed on June 27, which could reach speeds over 200 km/h, feature sleeping coaches and a full restaurant.

Bombardier participates in three joint ventures in China. The first one, Bombardier Sifang Power (Qingdao) Transportation Ltd., manufactures intercity passenger coaches. The second one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC), is dedicated to the production of metro vehicles. The other joint venture, Bombardier – CPC Propulsion Systems Co. Ltd. (BCP) - is involved in the production, marketing and maintenance of propulsion systems for rail vehicles.

Bombardier's longstanding business relationship with China began 50 years ago. Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of 31 aircraft operated by six airlines. It is also the top-ranked manufacturer of business aircraft in the country.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Click here for photo

For information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

BOMBARDIER

Bombardier Receives Additional Order From NJ Transit For 131 Multi-Level Commuter Cars

Montréal, September 27, 2005

Bombardier Transportation announced today that NJ TRANSIT has exercised options for 131 additional multi-level vehicles. The exercised options are valued at approximately $206 million US (171 million euros). Deliveries of the cars are scheduled to take place between June 2007 and August 2008. The new cars will carry commuters between New Jersey and the heart of Manhattan.

With these options, Bombardier now has firm orders for 231 multi-level vehicles to increase train system capacity on NJ TRANSIT's lines. Total value of the firm orders received since the announcement of the contract in 2002 is approximately $457 million US. Should all remaining options be exercised, the entire contract would total 276 vehicles and be valued at $525 million US.

The first multi-level car from the 2002 contract was unveiled to the press on September 14 at Newark's Penn Station.

William Spurr, President, Bombardier Transportation, North America commented: "This new order is a further proof of NJ TRANSIT's confidence in our vehicles. These new cars are being custom designed for NJ TRANSIT, and include direct input from NJ TRANSIT daily customers. It was evident at the unveiling ceremony that riders appreciate the features of this new car scheduled to enter in revenue service toward the end of 2006."

The stainless steel carbodies will be manufactured at Bombardier's manufacturing site in La Pocatière, Québec, with final assembly taking place at the Plattsburgh, New York facility.

NJ TRANSIT is an established customer of Bombardier. Over the years, Bombardier has supplied over 300 Comet II, III and IV push-pull commuter cars to the Transit Authority, some of which have been in service for over twenty years, as well as 29 ALP-46 electric locomotives.

Recent deliveries of Bombardier products into the New York/New Jersey region include M-7 electric multiple units (EMU) to MTA/Metro-North Railroad and MTA/ Long Island Rail Road, the AirTrain JFK automated transit system at JFK International Airport, NJ TRANSIT's RiverLINE light rail transit system operated in southern New Jersey, and 1,030 R142 rapid-transit cars for the subway system operated by MTA/New York City Transit.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Click here for photo

For information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 60

+ 33 1 55 45 64 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728

BOMBARDIER

Bombardier Receives $145 Million US Order In Spain For High-Speed Trains And Power Heads

Montréal, October 05, 2005

A consortium comprising Bombardier and Patentes Talgo has received an order from the Spanish National Railways (RENFE) for the supply of 18 high-speed trains and 10 high-speed power heads. The total contract is valued at approximately 338 million euros ($403 million US) and Bombardier's share is approximately 122 million euros ($145 million US). Deliveries are scheduled to take place between December 2007 and August 2009.

The new trains, as well as the power heads, are designed to reach a maximum speed of 250 km/h and will be equipped with high-technology systems such as the dual-voltage propulsion system, a state-of-the-art signalling system and the variable gauge bogies. This will enable RENFE to use the new rolling stock on Spain's new high-speed lines as well as on the country's conventional network. The new trains and the power-heads will be able to operate in four different signalling environments: European Train Control System (ETCS), LZB, Bombardier Ebicab 900 and the ASFA systems.

The 10 power heads are to be coupled with variable-gauge coaches to form five train sets, which can vary in terms of number of cars. This solution will improve flexibility for the operator, enabling RENFE to adapt the rolling stock fleet to the needs of its commercial operation.

Bombardier's scope of supply will include the manufacture of the entire electrical equipment, the propulsion system, the train control and communication systems and an exhaustive signalling system. Bombardier will also participate in the final assembly and testing of the trains and the power heads.

The production of a large part of the propulsion system will be undertaken at Bombardier's plant in Trápaga, Spain. Production of the mechanical components, including the variable-gauge bogies, will be under Talgo's responsibility.

José Caparrós, Chief Country Representative, Spain, Bombardier Transportation, commented: "By offering our world leading high-speed rail technology and experience in Spain, we are strongly contributing to the development of the Spanish high-speed rail system, while adding high value to the country's economy and technological progress".

"This order is a further demonstration of the confidence that our Spanish customers have in Bombardier's expertise and know-how. From the high-speed rail segment to the Mass Transit and signalling markets we are, everyday, present in more and more projects in Spain", said Edmund Schlummer, President, Locomotives & Freight, Bombardier Transportation.

Bombardier is the manufacturer with the largest number of references in the high-speed rail segment worldwide. Its portfolio includes 20 different intercity and high-speed products, including seven different high-speed locomotives. Bombardier has participated in the development of many of the world's leading high-speed rail systems, including Spain's AVE 102, four different TGVs, the ICE family of trains used in Germany and the Netherlands, Italy's ETR 500 and China's Xinshisu.

Today, Bombardier is a key player in Spain's rail industry, employing more than 500 people at its sites in Trápaga, Alcobendas, Madrid and Barcelona, and participates in some of the country's main rail projects. The AVE 102 very high-speed train and the Madrid Barajas airport people mover are two such projects.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

AVE, TGV, ICE and ETR are trademarks of third parties

For information
Ulrich Bieger (Germany, Austria, Switzerland, Benelux, Eastern Europe and Russia)
+ 49 30 3832 1178

Hélène V. Gagnon (North America)
+ 1 450 441 8156

Neil Harvey (UK, Ireland, Nordic Countries, Australia, New Zealand, other countries)
+ 44 1332 266470

Jean-Pierre Hulot (France)
+ 33 1 53 45 84 69

Luis Ramos (Spain, Portugal, Italy and India)
+ 35 1 919 693 728